UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-223649-09

Unit Drilling USA Colombia, L.L.C.*

(Exact name of registrant as specified in its charter)

8200 South Unit Drive

Tulsa, Oklahoma 74132

(918) 493-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities Registered on Registration Statement No. 333-223649**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

*	See “Table of Additional Registrants” on the next page for additional registrants also included in this Form 15.
**	The securities covered by this Form 15 are subsidiary Guarantees of Debt Securities that were registered pursuant to the Registration Statement No. 333-223649 filed by the Registrants but that were never sold. Post-Effective Amendment No. 1 to such Registration Statement to deregister such unsold Guarantees of Debt Securities has been filed and declared effective.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant as Specified in its Charter (1)	Commission File Number
UNIT DRILLING COLOMBIA, L.L.C.	333-223649-08
UNIT TEXAS COMPANY	333-223649-07
UNIT DRILLING AND EXPLORATION COMPANY	333-223649-05
PETROLEUM SUPPLY COMPANY	333-223649-04
SPC MIDSTREAM OPERATING, L.L.C.	333-223649-01

(1)	The address for each subsidiary guarantor registrant is 8200 South Unit Drive, Tulsa, Oklahoma 74132, and the telephone number for each subsidiary guarantor registrant is (918) 493-7700.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNIT DRILLING USA COLOMBIA, L.L.C.

Dated: July 17, 2018	By:	/s/ Larry D. Pinkston
Name: Larry D. Pinkston
Title: Manager

UNIT DRILLING COLOMBIA, L.L.C.

Dated: July 17, 2018	By:	/s/ Larry D. Pinkston
Name: Larry D. Pinkston
Title: Manager

UNIT TEXAS COMPANY

Dated: July 17, 2018	By:	/s/ Larry D. Pinkston
Name: Larry D. Pinkston
Title: President

UNIT DRILLING AND EXPLORATION COMPANY

Dated: July 17, 2018	By:	/s/ Larry D. Pinkston
Name: Larry D. Pinkston
Title: President

PETROLEUM SUPPLY COMPANY

Dated: July 17, 2018	By:	/s/ Larry D. Pinkston
Name: Larry D. Pinkston
Title: President

SPC MIDSTREAM OPERATING, L.L.C.

Dated: July 17, 2018	By:	/s/ Larry D. Pinkston
Name: Larry D. Pinkston
Title: Manager